SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 3)

CASEY’S GENERAL STORES, INC.

(Name of Subject Company (Issuer))

ACT ACQUISITION SUB, INC.

ALIMENTATION COUCHE-TARD INC.

(Names of Filing Persons (Offerors))

Common Stock, No Par Value

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

Alain Bouchard

President and Chief Executive Officer

Alimentation Couche-Tard Inc.

4204 Industriel Blvd.

Laval, Québec, Canada H7L 0E3

Telephone: (450) 667-6632

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,867,903,632	$133,182

*	For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 51,886,212 shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (“Casey’s”), including the associated preferred stock purchase rights, at a purchase price of $36.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares consists of (i) 50,915,962 Shares issued and outstanding as of March 5, 2010, as reported in Casey’s Quarterly Report on Form 10-Q for the period ended January 31, 2010 (the “Casey’s Form 10-Q”) and (ii) 970,250 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of January 31, 2010 as reported in the Casey’s Form 10-Q.
**	Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $133,182	Filing Parties: ACT Acquisition Sub, Inc. Alimentation Couche-Tard Inc.

Form or Registration No.: SC TO-T	Date Filed: June 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2010, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 7, 2010 and Amendment No. 2 filed with the Securities and Exchange Commission on June 11, 2010 (as amended, the “Schedule TO”) by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), and ACT Acquisition Sub, Inc., an Iowa corporation and an indirect wholly owned subsidiary of Couche-Tard (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc., an Iowa corporation (“Casey’s”), and (2) the associated rights to purchase shares of Series A Serial Preferred Stock, no par value, of Casey’s (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 16, 2010 (the “Rights Agreement”), between Casey’s and Computershare Trust Company, N.A., as Rights Agent, at a price of $36.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment is being filed on behalf of Couche-Tard and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1	THROUGH 11.

The Offer to Purchase is hereby amended as follows:

1. The phrase “sole discretion” is hereby replaced with the phrase “reasonable discretion” (i) in clauses (2) and (3) on the cover page, (ii) in the second and fifth bullets under the question “What are the most important conditions to the offer?” in the Summary Term Sheet, (iii) in the first paragraph under the caption “The Rights Condition” in the Introduction, (iv) in the first sentence of the first paragraph under the caption “The Section 490.1110 Condition” in the Introduction, (v) in the second sentence of the first paragraph of Section 2 — “Acceptance for Payment and Payment” and (vi) in the first sentence of the first paragraph under the caption “The Rights Condition” in Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; State Registration Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions”.

2. In Section 8 — “Certain Information Concerning Casey’s”, the first paragraph is hereby amended and restated in its entirety to read as follows:

“The information concerning Casey’s contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Couche-Tard and Purchaser have relied upon the accuracy of the information included in such publicly available documents, records and other public sources and have not made any independent attempt to verify the accuracy of such information.”

3. The following paragraph is hereby added at the end of Section 9 — “Certain Information Concerning Couche-Tard and Purchaser”:

“On April 9, 2010, Couche-Tard sold 1,975,000 Shares, representing approximately 3.9% of the outstanding Shares as of such date, which sale resulted in a gain (net of expenses) of approximately $13.9 million that will be used by Couche-Tard to offset certain transaction expenses associated with the Offer and Proposed Merger. Couche-Tard does not believe that the sale of such number of Shares will adversely impact its ability to consummate the Offer or Proposed Merger or adversely affect the success of the Proxy Solicitation. As evidenced by the commencement of the Offer and the fact that, on June 7, 2010, Couche-Tard provided formal notice to Casey’s regarding the Proxy Solicitation, Couche-Tard is fully committed, subject to the satisfaction or waiver of the conditions of the Offer, to consummating the Offer and Proposed Merger.”

4. The partial paragraph following condition (j) in Section 14 — “Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:

“which, in the reasonable judgment of Couche-Tard or Purchaser, regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.”

5. In Section 17 — “Miscellaneous”, the first paragraph is hereby amended and restated in its entirety to read as follows:

“Purchaser is not aware of any U.S. state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid U.S. state statute. If Purchaser becomes aware of any valid U.S. state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such U.S. state statute. If, after such good faith effort Purchaser cannot comply with any such U.S. state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such U.S. state. In any U.S. state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such U.S. state.”

The Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees and the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are hereby amended by replacing the phrase “sole discretion” with the phrase “reasonable discretion” in each place it appears in the description of the conditions to the Offer.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 16, 2010 that the information set forth in this statement is true, complete and correct.

ACT ACQUISITION SUB, INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Secretary and Treasurer

ALIMENTATION COUCHE-TARD INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on June 2, 2010.*

(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.*

(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).*

(a)(5)(C)	Investor Presentation, dated June 2010.*

(a)(5)(D)	Press Release issued by Alimentation Couche-Tard Inc. on June 7, 2010 announcing Couche-Tard’s notice of intent to nominate persons for election as directors and propose shareholder business at the 2010 annual meeting of shareholders of Casey’s General Stores, Inc.*

(a)(5)(E)	Press Release issued by Alimentation Couche-Tard Inc. on June 11, 2010 regarding Couche-Tard’s response to the lawsuit filed by Casey’s General Stores, Inc. against Couche-Tard and Purchaser.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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